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B-Side the Tracks Brewing Company

Brewery

909 Commercial St NE
Conyers, GA 30012
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
B-Side the Tracks Brewing Company is seeking investment to open a Brewery in Olde Town, Conyers, Georgia.
First Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
THE COMPANY

B-Side the Tracks Brewing Company will be the first Brewery and Distillery in Conyers, Georgia, a 5,279 sq ft building that will house the Brewery and Restaurant and roof-top patio for live music and events. B-Side the Tracks' line of products and services will feature:

A unique, upscale, local restaurant, serving Farm-fresh, local produce with seating for 75 plus bar service
The production space will feature a 15 barrel Brewery for a line of Craft Beers and Hard Seltzer and a Micro-Distillery for Craft Spirits
Plans are to offer 6 varieties of beer at opening as well as flavored-to-order Hard-Seltzer, with expansion to a full line of up to 15 beers, a Hard Seltzer and Vodka, Rum, Gin, Whiskey and a Barrel-aged Bourbon in the line of distilled spirits
Plans are to also operate a farm winery in the space after the second or third year
OUR VISION

An, open-concept area, with bar seating and sixteen beer taps serving B-Side the Tracks Craft Beer and flavored-to-order hard seltzer, Craft cocktails made with B-Side the Tracks distilled spirits, high-top tables and booth seating for up to 80+, and a rooftop patio including a stage for live music.

The Brewery can be rented out (in whole or in part) for private events for weddings, birthdays, corporate meetings, and other celebrations.
The Brewers' table located inside the brewing area can be reserved for private events as well as the rooftop patio
We will provide standard or custom catering menus and even custom-crafted beer that can be specifically designed and created for any event.
Inside the Brewery production area will be a Brewers' Table that will be used for taproom tastings, private events and Our Exclusive B-Side the Tracks Beer and Food Pairing Course.
OUR LOCATION

Our vision for the space is for the facility to become a "Third Place," a term being used to describe non-home, non-work environments where people gather for social and civic engagement, and to build a sense of community – a place where everyone is welcome.

THE TEAM
Amy Johnson
Founder & BrewMaster

Amy has been in the Accounting and Finance world since she was old enough to punch the keys on an adding machine. More than that, she's wildly organized and finds every opportunity to perform on stage with OnStage Atlanta. HOWEVER, Now, she a graduate of the American Brewers Guild Intensive Brewing Science and Engineering Degree Program and has been working at Terrapin Beer in Athens, Georgia. Whoa!

The Good Old Days of Property Management: Amy was in Property Management for over 10 years. With Schaedle/Worthington Residential (and SWH Property Management), she was the Accounting Manager, Development Controller and Partnership Accountant, responsible for supervising the Property and Development Accountants, and preparing 141 tax returns in 9 states each year, analyzing balance sheets, maintaining all permanent files, providing analysis and distribution of proceeds from sales of properties, preparing draw and development expense reconciliations, monthly journal entries, reviewing checks before signing, liaising with Property Tax Accountants and working directly with Senior management and the Owners.

Amy's next step up was with HMI Property Solutions, Inc. where she was the Controller and Network Administrator. She handled the entire accounting, financial
reporting, reconciliation and analysis functions for 18 entities including notes to
financial statements and cash flow reports. As the Network Administrator, she
purchased, con- figured and installed all new computer hardware and software, along with troubleshooting, password security, ran Help Desk support for every user, and was the liaison for the property management software tech support and external
computer consultants. She was awarded the Employee of the Year Award while a work-at- home-mom raising our youngest daughter (the Wonder Woman thing).

Bright Lghts - Big City: Amy's next opportunity was as Finance and Technology Director with Kairos Development Corporation (developers of such residential and commercial properties as The Aramore, The Astoria, BuggyWorks, Jefferson Station and Avignon at Vinings) where she was finally able to climb over 15 stories to the top of the Astoria building on a construction crane perched over Peachtree Road (more of the Wonder Woman thing). After that, the topping-off party was routine fun for her.

Give me the Beads: Amy was formerly, the Controller with Cellofoam North America, Inc. who manufactures expanded polystyrene products for the building supply, packaging and construction industries. She manages the A/R, A/P and Accounting staff, prepares the monthly, quarterly, annual, and special financial reports for each one of the 13 locations in 5 states, and also serves as the 401k plan administrator.

At this point Wonder Woman has nothing on Amy. And when she talks about brewing beer for Terrapin, and soon to be brewing her own beers… you know it's her dream come true.

Tom Johnson
Founder & Executive Chef

Tom is a US Army Veteran, and he has a Bachelor's Degree in Accounting from the University of South Alabama as well as an Associates Degree in Graphic Design and Advertising from the Art Institute of Atlanta where he graduated with Honors. He's also a graduate from the University or Vermont's Business of Craft Beer Professional Certificate Program and runs a Promotional Products business in his 'spare' time.

Sales with a bit of McGuyver: Tom spent 10 years in retail management with Radio Shack after he graduated from USA. He'd been working part-time as a salesman while in college. When he graduated, he was accepted into the Corporate Management Training program in Fort Worth, and a few weeks after he graduated, he was offered his own store in Pensacola, Florida. His jack-of-all-trades personality kicked in and he hopped between Pensacola, FL and Mobile, AL stores. He remodeled all the stores he was picked to manage, winning sales performance awards at each of them. His store in Milton, FL sold $57,000 worth of cellphones in one weekend (the bag phones and the brick phones). He was promoted to District Sales Manager Trainee and awarded both of the Radio Shack stores in Lenox Mall to remodel and eventually bring to million dollar store status.

Tom has never met a circuit board, kitchen appliance, poorly built home, shower, sink, garbage disposal, pool pump, Mac or PC that ever got the best of him. He was watching a video about what it takes to be a brewery owner a few weeks ago and they said that someone on staff needs to be able to handle fixing pumps and motors and bandaging up other equipment from time to time. Check, he's got it under control.

'Drawing' on his passion: Tom really wanted to be an Architect when
he grew up (and interned for one during High School). So, going back to school for a degree in graphic design seemed like a good compromise when his new girlfriend said she wasn't waiting for 5 more years to get married. Enter Amy. While he was attending the Art Institute, he wiggled himself into a job as an intern at Fletcher Martin and Associates and was hired full time after graduation. He worked on advertising campaigns for Arby's, Mrs. Winners and Lee's Chicken, the Inaugural Season of the Atlanta Thrashers and helped break the phone bank for the Georgia Ride-Find Campaign due to all the calls from the advertisements. He went on to Bayless Cronin and worked on the Hawks and Church's Chicken accounts and years later, finally ended up as the sole Art Director for a Management Consulting firm after winning several design awards. He started his own Promotional Products Design and Consulting business after a layoff there.

Wrapping it all up: Advertising, Marketing, Promotional Products, broken pumps, computers, sales and running wire to a tent 4 kilometers from HQ in the rain, Tom can get it done. An instructor of his at the Art Institute wrote a recommendation for him that said, "Tom could dig an aqueduct to rival the Romans with nothing but a spoon." Tom is also preparing for the next season of Master Chef.

B-SIDE THE TRACKS BREWING CO - BUSINESS PLAN
PACKAGING MOCKUPS
This is a preview. It will become public when you start accepting investment.

B-SIDE THE TRACKS BREWING MENU

Artisan pizzas will be a mainstay on the menu and we'll serve brunch 11 to 3 every Saturday and Sunday

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Brewery Equipment, Shipping and Installation $84,600
Mainvest Compensation $5,400
Total $90,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,641,000 $1,805,100 $1,931,457 $2,028,029 $2,088,869
Cost of Goods Sold $555,000 $610,500 $653,235 $685,896 $706,472
Gross Profit $1,086,000 $1,194,600 $1,278,222 $1,342,133 $1,382,397

EXPENSES

Utilities $120,000 $123,000 $126,075 $129,226 $132,456
Salaries $520,910 $573,001 $613,111 $643,766 $663,078
Insurance $22,000 $22,550 $23,113 $23,690 $24,282
Legal & Professional Fees $9,050 $9,276 $9,507 $9,744 $9,987
Repairs & Maintenance $34,000 $34,850 $35,721 $36,614 $37,529
Office Expense $3,600 $3,690 $3,782 $3,876 $3,972
Inventory $90,000 $92,250 $94,556 $96,919 $99,341
Keg Rental $6,000 $6,150 $6,303 $6,460 $6,621
Cleaning $13,000 $13,325 $13,658 $13,999 $14,348
SBA Loan $150,000 $150,000 $150,000 $150,000 $150,000
Operating Profit $117,440 $166,508 $202,396 $227,839 $240,783
This information is provided by B-Side the Tracks Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $90,000
Maximum Raise $175,000
Amount Invested $0
Investors 0
Investment Round Ends June 24th, 2022
Summary of Terms
Legal Business Name Side Tracks Brewing Co.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.8×
Business's Revenue Share 2.5%-4.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
No operating history

B-Side the Tracks Brewing Company was established in November 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of B-Side the Tracks Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

B-Side the Tracks Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. B-Side the Tracks Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from B-Side the Tracks Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect B-Side the Tracks Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in B-Side the Tracks Brewing Company's management or vote on and/or influence any managerial decisions regarding B-Side the Tracks Brewing Company. Furthermore, if the founders or other key personnel of B-Side the Tracks Brewing Company were to leave B-Side the Tracks Brewing Company or become unable to work, B-Side the Tracks Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which B-Side the Tracks Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, B-Side the Tracks Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

B-Side the Tracks Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If B-Side the Tracks Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt B-Side the Tracks Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect B-Side the Tracks Brewing Company's financial performance or ability to continue to operate. In the event B-Side the Tracks Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither B-Side the Tracks Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

B-Side the Tracks Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and B-Side the Tracks Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although B-Side the Tracks Brewing Company will carry some insurance, B-Side the Tracks Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, B-Side the Tracks Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect B-Side the Tracks Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of B-Side the Tracks Brewing Company's management will coincide: you both want B-Side the Tracks Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want B-Side the Tracks Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while B-Side the Tracks Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If B-Side the Tracks Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with B-Side the Tracks Brewing Company or management), which is responsible for monitoring B-Side the Tracks Brewing Company's compliance with the law. B-Side the Tracks Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if B-Side the Tracks Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if B-Side the Tracks Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of B-Side the Tracks Brewing Company, and the revenue of B-Side the Tracks Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of B-Side the Tracks Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by B-Side the Tracks Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
B-Side the Tracks Brewing Company isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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